

02006858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner (713) 831-3991
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — if individual, state last, first, middle name)

1221 McKinney St., Suite 2400	Houston	TX	77010
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



3-22-02

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Thomas Norwood
Signature

Chief Financial Officer & Treasurer
Title

Kim M. Roy
Notary Public

KIM M. ROY
Notary Public, State of Texas
My Commission Expires
DECEMBER 10, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

VALIC Financial Advisors, Inc.
Year ended December 31, 2001

VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2001

Contents



■ Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
VALIC Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of VALIC Financial Advisors, Inc. (the "Company"), formerly American General Financial Advisors, Inc., a wholly owned subsidiary of The Variable Annuity Life Insurance Company, as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

February 1, 2002

VALIC Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$14,035,651**
Funds deposited with clearing organizations	**50,000**
Accounts receivable from affiliates	**410,300**
Accounts receivable	**1,120**
Dealer concession receivable	**118,224**
Dealer concession receivable from affiliates	**338,895**
Service fees receivable	**186,395**
Service fees receivable from affiliate	**50,000**
Interest receivable	**24,119**
Office furniture, net of accumulated depreciation of $178	**2,050**
Total assets	**$15,216,754**
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	**$ 1,990**
Accounts payable to affiliates	**8,766**
Commissions payable	**368,293**
Accrued liabilities	**36,400**
State taxes payable	**142,000**
Federal income tax payable	**815,209**
Total liabilities	**1,372,658**
Stockholder's equity:	
Common stock, par value $1 per share:	
Authorized shares – 1,000	
Issued and outstanding shares – 500	**500**
Additional paid-in capital	**8,099,512**
Retained earnings	**5,744,084**
Total stockholder's equity	**13,844,096**
Total liabilities and stockholder's equity	**$15,216,754**

See accompanying notes.

VALIC Financial Advisors, Inc.

Statement of Operations

Year ended December 31, 2001

Revenues:	
Dealer concession revenue	**$ 9,760,758**
Dealer concession revenue from affiliates	**13,268,907**
Service fee income	**2,127,295**
Service fee income from affiliates	**317,058**
Advisory service fees	**357,000**
Interest	**495,412**
Other	**1,018,810**
Total revenues	**27,345,240**
Expenses:	
Commissions	**16,876,475**
Selling expenses	**254,869**
General and administrative expenses	**3,621,901**
Licenses and fees	**760,641**
State and other taxes	**424,071**
Professional fees	**34,400**
Clearing fees	**592,283**
Total expenses	**22,564,640**
Income before federal income tax	**4,780,600**
Provision for federal income tax	**1,673,320**
Net income	**$ 3,107,280**

See accompanying notes.

VALIC Financial Advisors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	**Additional Paid-In Capital**	**Retained Earnings**	**Total**
Balance at January 1, 2001	$ 500	$ 8,099,512	$ 2,636,804	$10,736,816
Net income	–	–	**3,107,280**	**3,107,280**
Balance at December 31, 2001	**$ 500**	**$ 8,099,512**	**$ 5,744,084**	**$13,844,096**

See accompanying notes.

VALIC Financial Advisors, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities	
Net income	**$ 3,107,280**
Reconciling adjustments to net cash provided by operating activities:	
Depreciation	**178**
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	**19,171**
Accounts receivable from affiliates	**(401,273)**
Accounts receivable	**(1,120)**
Dealer concession receivable	**164,238**
Dealer concession receivable from affiliates	**(35,316)**
Service fee receivable	**48,726**
Service fee receivable from affiliates	**8,036**
Interest receivable	**34,412**
Accounts payable	**(10,282)**
Accounts payable to affiliate	**8,766**
Commissions payable	**(185,215)**
Payable to mutual fund companies	**(19,191)**
Accrued liabilities	**(3,600)**
State taxes payable	**142,000**
Federal income tax payable	**664,068**
Net cash provided by operating activities	**3,540,878**
Investing activities	
Sale of short-term investment	**10,240,714**
Purchase of office furniture	**(2,228)**
Net cash provided by investing activities	**10,238,486**
Net increase in cash and cash equivalents	**13,779,364**
Cash and cash equivalents at beginning of year	**256,287**
Cash and cash equivalents at end of year	**$14,035,651**

See accompanying notes.

VALIC Financial Advisors, Inc.

Notes to Financial Statements

Year ended December 31, 2001

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company"), formerly American General Financial Advisors, Inc., is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). VALIC was formerly an indirect, wholly owned subsidiary of American General Corporation ("AGC"). On August 29, 2001, AGC was acquired by AIG in a transaction accounted for as a pooling of interests and AGC became an indirect, wholly owned subsidiary of AIG. Effective November 1, 2001, the Company changed its name to VALIC Financial Advisors, Inc. The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company does not hold customer funds or securities and, accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i).

Effective July 10, 2000, the Company entered into a selling agreement with American General Funds Distributor, Inc., an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of The North American Family of Funds ("NAF"), a specialized family of mutual funds managed by a direct wholly owned subsidiary of AGC. The agreement was terminated on November 16, 2001, concurrent with the merger of the NAF funds into the SunAmerica Family of Funds, a specialized family of mutual funds managed by SunAmerica Asset Management Company, an indirect wholly owned subsidiary of AIG.

The Company also distributes financial services products for VALIC and term life insurance products for The Old Line Life Insurance Company of America, an indirect, wholly owned subsidiary of AIG.

Income Taxes

Prior to August 30, 2001, the Company was included in the consolidated federal income tax return of AGC, and income taxes were allocated based on the amounts that would be reported if the Company filed a separate federal income tax return, in accordance with the

1. Significant Accounting Policies (continued)

tax sharing agreement. Effective August 30, 2001, the Company files a separate federal income tax return. In 2001, the Company paid AGC taxes of $151,250 for the 2000 tax year and $858,000 for the 2001 tax year.

Cash and Cash Equivalents

Cash equivalents of $13,898,104 at December 31, 2001 consist of a money market fund with State Street Global Advisors.

Cash Segregated Under Federal and Other Regulations

The Company maintains a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosure of contingent assets and liabilities. Ultimate results could differ from these estimates.

Dealer Concession Revenue

Dealer concession revenue represents concessions paid to the Company for sales of various financial services products, predominantly front-end load mutual funds to retail and institutional customers. Revenues are recorded on an accrual basis when reasonably determinable and material.

Service Fee Income

The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SunAmerica Capital Services, Inc. ("SACS"), an indirect wholly owned subsidiary of AIG, with which it has entered into selling agreements. Fees are recorded on an accrual basis.

1. Significant Accounting Policies (continued)

Advisory Service Fees

Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis when reasonably determinable and material.

2. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and an acceptable ratio of aggregate indebtedness to net capital, as defined. The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6^2/_3$% of aggregate indebtedness.

At December 31, 2001, the Company had net capital of $13,270,139, which was $13,178,628 in excess of its required net capital of $91,511. The ratio of aggregate indebtedness to net capital is 0.103 to 1.

3. Transactions With Affiliates

Accounts receivable from affiliates of $410,300 at December 31, 2001, consists of $10,300 promotional marketing allowance due from American General Life Insurance Company, an indirect, wholly owned subsidiary of AIG, relating to sales of a variable annuity product, and $400,000 due from American General Securities, Inc. ("AGSI"), an indirect wholly owned subsidiary of AIG, for directed brokerage commissions due under a revenue sharing agreement.

Dealer concession receivable from affiliates consists of concession from sales of front-end load mutual funds, term insurance, and other financial services products.

Service fees receivable from affiliate is due from SACS.

Effective January 1, 2001, VALIC began charging the Company for various administrative services provided. During 2001, the Company paid VALIC $3,594,992 for these services.

3. Transactions With Affiliates (continued)

Accounts payable to affiliates of $8,766 consists of $83 owed to AGSI for dealer concession revenue deposited by the Company and $8,683 owed to VALIC for net revenue from customers originally acquired from Gateway Investment Services.

4. Subsequent Event

Effective January 1, 2002, the Company has entered into a selling agreement with American General Distributors, Inc. ("AGDI") and VALIC under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers. AGDI is an indirect, wholly owned subsidiary of AIG.

Supplemental Information

VALIC Financial Advisors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital		
Total stockholder's equity		**$13,844,096**
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable from affiliates	**10,300**	
Office furniture, net of accumulated depreciation	**2,050**	
Dealer concession receivable from affiliates	**61,000**	
Service fees receivable	**186,395**	
Service fees receivable from affiliate	**36,250**	
		295,995
Net capital before haircuts on securities positions		**13,548,101**
Haircuts on securities: money market fund		**277,962**
Net capital		**$13,270,139**
Aggregate indebtedness		**$ 1,372,658**
Computation of basic net capital requirement		
Net capital requirement		**$ 91,511**
Excess net capital		**$13,178,628**
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		**$13,132,873**
Ratio:aggregate indebtedness to net capital		**0.103 to 1**

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2001.

VALIC Financial Advisors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

VALIC Financial Advisors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2)(i) thereof.

Supplementary Report



■ **Ernst & Young LLP**
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

■ Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholder
VALIC Financial Advisors, Inc.

In planning and performing our audit of the financial statements of VALIC Financial Advisors, Inc. (the "Company"), formerly American General Financial Advisors, Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 1, 2002